UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Metalico, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591176102
(CUSIP Number)

JONATHAN H. GARDNER, ESQ.
  KAVINOKY COOK LLP
726 Exchange Street, Suite 800
Buffalo, NY 14210
(716) 845-6000

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 591176102

1	NAME OF REPORTING PERSON Adam Weitsman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,816,136
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,816,136
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.69%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 591176102

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends and supplements, as specifically set forth herein, the Schedule 13D originally filed on January 21, 2015, as amended by Amendment No. 1 to the Schedule 13D filed on January 23, 2015 (“Amendment No. 1”).

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated to read as follows:

The Shares were purchased in open market transactions using personal funds of the Reporting Person. The aggregate purchase price of the Shares was $3,216,543.58.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person is concerned with the Issuer’s continued underperformance, which the Reporting Person believes has been driven largely in part by poor capital allocation decisions over the past several years, including several ill-advised acquisitions that have destroyed significant stockholder value.  The Reporting Person is also concerned with the Issuer’s capital structure and poor corporate governance practices, including, most recently, its decision to adopt a stockholder rights plan. The Reporting Person has attempted to engage in communication with management and the Board of Directors of the Issuer, regarding the Reporting Person’s concerns.  However, the Reporting Person reserves all rights to take any and all action required to protect the interests of stockholders if its concerns continue to fall on deaf ears, including, but not limited to, seeking Board representation at the 2015 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a)
As of the date hereof, the Reporting Person may be deemed to own 6,816,136 Shares, which represents approximately 11.69% of the Issuer’s issued and outstanding stock. The percentage of Shares owned by the Reporting Person is based upon 58,322,983 Shares outstanding as of November 7, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

(b)
The Reporting Person has the power to vote, or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by him. Information regarding the Reporting Person is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)	The transactions in Shares by the Reporting Person since the filing of Amendment No. 1 are set forth on Schedule A attached hereto and are incorporated herein by reference.

CUSIP NO. 591176102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

/s/ Adam Weitsman
Adam Weitsman

CUSIP NO. 591176102

SCHEDULE A

Reporting Person’s Transactions in Shares Since the Filing of Amendment No. 1

This Schedule sets forth information with respect to each purchase and sale of shares of common stock that were effectuated by the Reporting Person since the filing of Amendment No. 1. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commission.

Nature of Transaction	Number of Securities Purchased	Price per Share ($)	Date of Purchase
Purchase of Common Stock	1,000,000	$0.5500	02/09/2015
Purchase of Common Stock	13,000	$0.5286	02/09/2015